                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Award Software International, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   054531 10 8
                                 (CUSIP Number)


               Dr. Gert Hugler
           Vobis Microcomputer AG                 Fenwick & West LLP
        Carlo-Schmidt-Stra(beta)e 12             Two Palo Alto Square
               42146 Wuerselen                         Suite 700
                   Germany                       Palo Alto, CA  94306
           (011)(49)(2405) 444-0                    (650) 494-0600
  ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 15, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 27
                     The Exhibit Index is located at page 14

                                  SCHEDULE 13D

CUSIP NO.         054531 10 8                                 PAGE 2 OF 27 PAGES
-------------------------                  -------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
   1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         VOBIS MICROCOMPUTER AG
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A)  [ ]
   2                                                           (B)  [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         FEDERAL REPUBLIC OF GERMANY
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
        NUMBER
          OF                  913,596(1)
                       ---------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED
                       ---------------------------------------------------------
          BY             9    SOLE DISPOSITIVE POWER
         EACH
      REPORTING               913,596(1)
                       ---------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER
         WITH

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         913,596(1)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.6%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

(1) In addition, Reporting Person has a catch-up right, described in Item 4, which can only be exercised to the extent Issuer issues certain additional equity securities.

        This Amendment No. 1 amends the Schedule 13D filed by Vobis Microcomputer AG, a stock company organized under the laws of Germany ("Vobis"), dated December 27, 1996 respecting the securities of Issuer beneficially owned by Vobis (the "Schedule 13D"). Except as otherwise indicated, each defined term shall have the meaning ascribed to such term in the Schedule 13D.


        ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING AS THE SECOND PARAGRAPH THEREOF:

               The purpose of the acquisition of securities of Issuer described above is modified as follows. Issuer and Phoenix Technologies Ltd. ("Phoenix") have entered into that certain Agreement and Plan of Reorganization dated as of April 15, 1998 (the "Merger Agreement"), which provides for the merger of a wholly-owned subsidiary of Phoenix with and into Issuer (the "Merger") pursuant to which shares of capital stock of Issuer will be converted into Common Stock of Phoenix. In connection with the Merger Agreement, Vobis has signed and delivered to Phoenix a Voting Agreement dated as of April 15, 1998, pursuant to which Vobis has agreed to vote all shares of Common Stock of Issuer held by Vobis in favor of (i) approval of the Merger Agreement and the Merger and (ii) any matter that could reasonably be expected to facilitate the Merger. Additionally, Vobis had delivered to Phoenix an irrevocable proxy with respect to all shares of Common Stock of Issuer held by Vobis to vote such shares in favor of approval of the Merger and the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. Finally, in connection with the Merger Agreement, Vobis has agreed, pursuant to a Termination of Investors' Rights Agreement dated as of April 15, 1998, to terminate, effective upon the closing of the Merger, the Investors' Rights Agreement (described herein), including the registration rights, Right of First Refusal and Catch-Up Right granted thereunder.


        ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO DELETE PARAGRAPH (a) THEREOF AND TO REPLACE THAT PARAGRAPH (a) WITH THE FOLLOWING:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date of this statement, Vobis beneficially owns a total of 913,596 shares of Common Stock, consisting of 641,202 shares of Common Stock and the Warrant to purchase 272,394 shares of Common Stock. Vobis also has the Catch-Up Right, which, as described above in Item 4, is exercisable to the extent Issuer issues certain additional equity securities.

                Excluding the Catch-Up Right (which can only be exercised to the extent Issuer issues certain additional equity securities), the 913,596 shares of Common Stock beneficially owned by Vobis on the date of this statement represent a beneficial ownership of approximately 12.6% of Issuer's outstanding shares of Common Stock based upon the 6,963,862 shares of Issuer's Common Stock reported by Issuer as outstanding on March 17, 1998 in the Annual Report on Form 10-K filed on April 30, 1998 with the Securities and Exchange Commission by Issuer respecting its fiscal year ended December 31, 1997.

        ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING DOCUMENTS FILED AS AN EXHIBIT TO THE SCHEDULE 13D, AS AMENDED BY THIS AMENDMENT NO. 1:

                Exhibit E: Voting Agreement, dated as of April 15, 1998, between
                           Vobis and Phoenix

                Exhibit F: Irrevocable Proxy, dated April 15, 1998, of Vobis

                Exhibit G: Termination of Investors' Rights Agreement, dated as of April 15, 1998, between Vobis, Issuer and certain other parties


             SCHEDULE I OF THE SCHEDULE 13D IS HEREBY AMENDED IN ITS
                          ENTIRETY TO READ AS FOLLOWS:

                                   SCHEDULE I

                             VOBIS MICROCOMPUTER AG

MANAGEMENT BOARD


                                                           PRESENT PRINCIPAL
   TITLE                   NAME AND ADDRESS                    OCCUPATION            CITIZENSHIP
   -----                   ----------------                    ----------            -----------
Chairman                Dr. Gert Hugler                Chairman of Management          German
                        Hohenstafenallee 41,           Board and Chief Executive
                        D-52074 Aachen, Germany        Officer of VOBIS
                                                       Microcomputer AG

Member                  Willy Weck                     Member of Management Board      German
                        Roermonder Str. 411,           and Chief Financial Officer
                        D-52072 Aachen, Germany        of VOBIS Microcomputer AG

Member                  Ruud van Nispen                Member of Management Board        The
                        Leuvenstraat 34,               and Sales Director of VOBIS   Netherlands
                        NL-4902 AR-Oosterhout,         Microcomputer AG
                        The Netherlands

Member                  Joachim Gut                    Member of Management Board      German
                        Hoher Weg 7, D-46514           and Purchase/Production
                        Schermbeck, Germany            Director of VOBIS
                                                       Microcomputer AG

                             VOBIS MICROCOMPUTER AG

SUPERVISORY BOARD


                                                           PRESENT PRINCIPAL
       TITLE                NAME AND ADDRESS                   OCCUPATION            CITIZENSHIP
       -----                ----------------                   ----------            -----------
Chairman            Dr. Hans-Joachim Korber            Chairman of Supervisory         German
                    Schluterstra(beta)e 3,             Board of VOBIS
                    40235 Dusseldorf, Germany          Microcomputer AG; Member of
                                                       Management Board of Metro AG

Deputy Chairman     Marinus Lass                       Deputy Chairman of              German
                    Matthiashofsra(beta)e 8,           Supervisory Board of VOBIS
                    52064 Aachen, Germany              Microcomputer AG; Works
                                                       Council at VOBIS
                                                       Microcomputer AG

Member              Barbara Frett                      Member of Supervisory Board     German
                    Minister Ruijsstr. 26,             of VOBIS Microcomputer AG;
                    6351 CK Bocholtz                   Works Council at VOBIS
                                                       Microcomputer AG

Member              Dr. A. Stefan Kirsten              Head of Controlling             German
                    Leonhard-Tietz-Stra(beta)e 1,      Department of Metro AG;
                    D-50676 Koln, Germany              Member of Supervisory Board
                                                       of VOBIS Microcomputer AG

Member              Lovro Mandac                       Chairman of Management          German
                    Leonhard-Tietz-Stra(beta)e 1,      Board of Kaufhof Warenhaus
                    D-50676 Koln, Germany              AG; Member of Supervisory
                                                       Board of VOBIS
                                                       Microcomputer AG
                                                       Head of Personnel and
Member              Rainer Marschaus                   Social Department of Metro      German
                    Leonhard-Tietz-Stra(beta)e 1,      AG; Member of Supervisory
                    D-50676 Koln, Germany              Board of VOBIS
                                                       Microcomputer AG

Member              Norbert Nelles                     Head of Finance Department      German
                    Leonhard-Tietz-Stra(beta)e 1,      of Metro AG; Member of
                    D-50676 Koln, Germany              Supervisory Board of VOBIS
                                                       Microcomputer AG

Member              Hans-Werner Scherer                General Manager of Metro        German
                    Leonhard-Tietz-Stra(beta)e 1,      MGI Informatik GmbH; Member
                    D-50676 Koln, Germany              of Supervisory Board of
                                                       VOBIS Microcomputer AG

                             VOBIS MICROCOMPUTER AG

                                                           PRESENT PRINCIPAL
      TITLE                 NAME AND ADDRESS                   OCCUPATION            CITIZENSHIP
      -----                 ----------------                   ----------            -----------
Member              Uwe-Martin Scherf                  Member of Supervisory Board     German
                    Auf der Horn 117,                  of VOBIS Microcomputer AG;
                    D-52074 Aachen, Germany            Works Council at VOBIS
                                                       Microcomputer AG

Member              Gerhard Schulmeyer                 Chairman of Management          German
                    Otto-Hahn-Ring 6,                  Board of Siemens Nixdorf
                    81739 Munchen, Germany             Informaitonssysteme AG;
                                                       Member of Supervisory Board
                                                       of VOBIS Microcomputer AG

Member              Heinrich-Christian Thurn           Member of Supervisory Board     German
                    Winninger Stra(beta)e 23,          of VOBIS Microcomputer AG;
                    56218 Muhlheim-Karlich, Germany    Works Council at VOBIS
                                                       Microcomputer AG

Member              Dr. Uwe Schlick                    Head of Accounting              German
                    Leonhard-Tietz-Stra(beta)e 1,      Department of Metro AG;
                    D-50676 Koln, Germany              Member of Supervisory Board
                                                       of VOBIS Microcomputer AG

                                    METRO AG

MANAGEMENT BOARD


                                                           PRESENT PRINCIPAL
       TITLE                NAME AND ADDRESS                   OCCUPATION            CITIZENSHIP
       -----                ----------------                   ----------            -----------
Chairman            Klaus Wiegandt                     Chairman of Management          German
                    Leonhard-Tietz-Stra(beta)e 1,      Board of Metro AG
                    D-50676 Koln, Germany

Deputy Chairman     Georg Kulenkampff                  Deputy Chairman of              German
                    Leonhard-Tietz-Stra(beta)e 1,      Management Board of Metro AG
                    D-50676 Koln, Germany

Member              Siegfried Kaske                    Member of Management Board      German
                    Leonhard-Tietz-Stra(beta)e 1,      of Metro AG
                    D-50676 Koln, Germany

Member              Dr. Wolf-Dietrich Loose            Member of Management Board      German
                    Leonhard-Tietz-Stra(beta)e 1,      of Metro AG
                    D-50676 Koln, Germany

Member              Theo de Raad                       Member of Management Board        The
                    Leonhard-Tietz-Stra(beta)e 1,      of Metro AG                   Netherlands
                    D-50676 Koln, Germany

Member              Joachim Suhr                       Member of Management Board      German
                    Leonhard-Tietz-Stra(beta)e 1,      of Metro AG
                    D-50676 Koln, Germany

Member              Dr. Hans-Joachim Korber            Chairman of Supervisory         German
                    Schluterstra(beta)e 3,             Board of VOBIS
                    40235 Dusseldorf, Germany          Microcomputer AG; Member of
                                                       Management Board of Metro AG

                                    METRO AG

SUPERVISORY BOARD


                                                           PRESENT PRINCIPAL
       TITLE                NAME AND ADDRESS                   OCCUPATION            CITIZENSHIP
       -----                ----------------                   ----------            -----------
Chairman            Erwin Conradi                      President of Metro              German
                    Schluterstra(beta)e 3,             Holding AG; Chairman of
                    D-40235 Duesseldorf, Germany       Management Board of Metro
                                                       Vermogensverwaltung GmbH
                                                       & Co. KG; Chairman of
                                                       Supervisory Board of
                                                       Metro AG

Vice-Chairman       Hans-Dieter Cleven                 Vice President of Metro         German
                    Neuhofstra(beta)e 4,               Holding AG; Vice-Chairman
                    CH-6340 Baar/Zug, Germany          of Management Board of
                                                       Metro Vermogensverwaltung
                                                       GmbH & Co. KG;
                                                       Vice-Chairman of
                                                       Supervisory Board of Metro
                                                       AG

Employee            Klaus Bruns                        Employee of Kaufhof             German
Representative      Postfach 100840,                   Warenhaus;
                    D-46008 Oberhausen, Germany        Employee Representative in
                                                       Supervisory Board of Metro
                                                       AG

Employee            Holger Grape                       Leader of Trade Group           German
Representative      Johannes-Brahms-Platz 1,           German Trade and Private
                    20355 Hamburg, Germany             Service of DAG Union;
                                                       Employee Representative in
                                                       Supervisory Board of Metro
                                                       AG

Member              Prof. Dr. Erich Greipl             Member of Management Board      German
                    Schluterstra(beta)e 3,             of Metro
                    D-40235 Dusseldorf, Germany        Vermogensverwaltung GmbH &
                                                       Co. KG; Member of
                                                       Supervisory Board of Metro
                                                       AG

Employee            Hubert Haselhoff                   Chairman of Works Council       German
Representative      Am Teinkamp 7,                     of EXTRA Verbrauchermarkte
                    D-31157 Sarstedt, Germany          GmbH; Employee
                                                       Representative in
                                                       Supervisory Board of Metro
                                                       AG

                                    METRO AG

                                                           PRESENT PRINCIPAL
       TITLE                NAME AND ADDRESS                   OCCUPATION            CITIZENSHIP
       -----                ----------------                   ----------            -----------
Employee            Hanns-Jurgen Hengst                Employee of Kaufhof             German
Representative      Hohe Stra(beta)e 41-53,            Warenhaus AG;
                    D-50662 Koln, Germany              Employee Representative in
                                                       Supervisory Board of Metro
                                                       AG

Employee            Hermann Hesse                      Employee of Kaufhof             German
Representative      Koenigsallee 1,                    Warenhaus AG;
                    D-40212 Dusseldorf, Germany        Employee Representative in
                                                       Supervisory Board of Metro
                                                       AG

Employee            Ingeborg Janz                      Employee of REAL SB-German      German
Representative      Gutenbergstra(beta)e 2,            Warenhaus GmbH; Employee
                    D-38640 Gosler, Germany            Representative in
                                                       Supervisory Board of Metro
                                                       AG

Member              Dr. Hermann Kramer                 Manager of Management Board     German
                    Auf dem Morn 2,                    of VEBA AG, Member of
                    D-21220 Seevetal, Germany          Supervisory Board of Metro
                                                       AG

Member              Dr. Klaus Liesen                   Chairman of Supervisory         German
                    Huttropstra(beta)e 60,D-45138      Board of Rhurgas AG;
                    Essen, Germany                     Member of Supervisory Board
                                                       of Metro AG

Employee            Dr. Karlheinz Marth                Employee of HBV Union;          German
Representative      Kanzlerstra(beta)e 8,              Employee Representative in
                    D-40472 Dusseldorf, Germany        Supervisory Board of Metro
                                                       AG

Employee            Gustav-Adolf Munkert               Employee of Kaufhof             German
Representative      Leonard-Tietz-Stra(beta)e 1,       Warenhaus AG;
                    D-50676 Koln, Germany              Employee Representative in
                                                       Supervisory Board of Metro
                                                       AG

Member              Prof. Dr. Helmut Schlinger         Member of Supervisory Board     German
                    Wilhelm-Epstein Stra(beta)e 14,    of Metro AG
                    D-60431 Frankfurt/Main, Germany

                                    METRO AG

                                                           PRESENT PRINCIPAL
       TITLE                NAME AND ADDRESS                   OCCUPATION            CITIZENSHIP
       -----                ----------------                   ----------            -----------
Member              Dr. Manfred Schneider              Chairman of Management          German
                    51368 Leverkusen,                  Board of Bayer AG; Member
                    Germany                            of Supervisory Board of
                                                       Metro AG

Member              Hans Peter Schreib                 Member of the German            German
                    Humboldt-Stra(beta)e 9,            Association of Security
                    D-40237 Duesseldorf, Germany       Holdings;
                                                       Member of Supervisory Board
                                                       of Metro AG

Member              Dr. H. Schule-Noelle               Chairman of Management          German
                    Koeniginstra(beta)e 28,            Board of Allianz AG;
                    D-80802 Muenchen, Germany          Member of Supervisory Board
                                                       of Metro AG

Employee            Peter Seuberling                   Employee of Kaufhof             German
Representative      AM Tannenwald 2,                   Warenhaus AG; Employee
                    D-66459 Kirkel                     Representative in
                                                       Supervisory Board of Metro
                                                       AG

Member              Dr. Joachim Theye                  Lawyer;                         German
                    Marktstra(beta)e 3,                Member of Supervisory Board
                    D-28195 Bremen, Germany            of Metro AG

                     METRO VERMOGENSVERWALTUNG GMBH & CO. KG

MANAGEMENT BOARD


                                                           PRESENT PRINCIPAL
       TITLE                NAME AND ADDRESS                   OCCUPATION           CITIZENSHIP
       -----                ----------------                   ----------           -----------
Chairman            Erwin Conradi                      President of Metro           German
                    Schluterstra(beta)e 3,             Holding AG; Chairman of
                    D-40235 Duesseldorf, Germany       Management Board of Metro
                                                       Vermogensverwaltung GmbH
                                                       & Co. KG; Chairman of
                                                       Supervisory Board of
                                                       Metro AG

Vice-Chairman       Hans-Dieter Cleven                 Vice President of Metro      German
                    Neuhofstra(beta)e 4,               Holding AG; Vice-Chairman
                    CH-6340 Baar/Zug, Germany          of Management Board of
                                                       Metro Vermogensverwaltung
                                                       GmbH & Co. KG;
                                                       Vice-Chairman of
                                                       Supervisory Board of Metro
                                                       AG

Member              Prof. Dr. Erich Greipl             Member of Management Board   German
                    Schluterstra(beta)e 3,             of Metro
                    D-40235 Duesseldorf, Germany       Vermogensverwaltung
                                                       GmbH & Co. KG;
                                                       Member of Supervisory Board
                                                       of Metro AG

                                    SIGNATURE

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: May 26, 1998


Vobis Microcomputer AG


By:        /s/ Willy Weck
   --------------------------------------------------------------
     Willy Weck, Chief Financial Officer and
     Member of Management Board


By:      /s/ Dr. Gert Huegler
   --------------------------------------------------------------
     Dr. Gert Huegler, Chief Executive Officer and
     Chairman of Management Board


               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D]

                                  EXHIBIT INDEX


                                                                     Sequentially
  Exhibit            Document Description                            Numbered Page
  -------            --------------------                            -------------
    E              Voting Agreement, dated as of April 15, 1998,            15
                   between Vobis and Phoenix

    F              Irrevocable Proxy, dated April 15, 1998, of              22
                   Vobis

    G              Termination of Investors' Rights Agreement,              25
                   dated as of April 15, 1998, between Vobis,
                   Issuer and certain other parties

                            EXHIBIT E TO SCHEDULE 13D

                                VOTING AGREEMENT
                                  CHICAGO, INC.

                                VOTING AGREEMENT

        This Voting Agreement ("AGREEMENT") is made and entered into as of April 15, 1998, between Portland, Inc., a Delaware corporation ("PARENT"), and the undersigned shareholder ("SHAREHOLDER") of Chicago, Inc., a California corporation (the "COMPANY").

                                    RECITALS

        A. Concurrently with the execution of this Agreement, Parent, the Company and Portland Acquisition Corporation, a California corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), are entered into an Agreement and Plan of Reorganization (the "MERGER AGREEMENT") which provides for the merger (the "MERGER") of Merger Sub with and into the Company. Pursuant to the Merger, shares of capital stock of the Company will be converted into Common Stock of Parent on the basis described in the Merger Agreement. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

        B. The Shareholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding Common Stock of the Company as is indicated on the final page of this Agreement (the "SHARES").

        C. As a material inducement to enter into the Merger Agreement, Parent desires the Shareholder to agree, and the Shareholder is willing to agree to vote the Shares and any other such shares of capital stock of the Company so as to facilitate consummation of the Merger.

        NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

        1. Agreement to Vote Shares; Additional Purchases.

               1.1 Agreement to Vote Shares. At every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company with respect to any of the following, Shareholder shall vote the Shares and any New Shares in favor of (x) approval of the Merger Agreement and the Merger and (y) any matter that could reasonably be expected to facilitate the Merger.

               1.2 Additional Purchases. Shareholder agrees that any shares of capital stock of the Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the Expiration Date ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

        2. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit A (the "PROXY"), which shall be irrevocable, to the fullest extent permitted by law, with respect to the total number of shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Shareholder set forth therein.

        3. Representations and Warranties of the Shareholder. Shareholder represents and warrants that he/she/it (i) is the beneficial owner of the Shares, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of the Company other than the Shares (excluding shares as to which Shareholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has absolute and unrestricted power, capacity and authority to make, enter into and perform the obligations imposed pursuant to the terms of this Agreement.

        4. Consent and Waiver. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Shareholder is a party or pursuant to any rights Shareholder may have.

        5. Additional Documents. Shareholder hereby convents and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent to carry out the intent of this Agreement.

        6. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VH thereof.

        7. Miscellaneous.

               7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

               7.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

               7.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

               7.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

               7.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

        If to Parent:               Portland, Inc.

                                    -------------------------------

                                    -------------------------------

                                    Attn:
                                          -------------------------


        With a copy to:             Wilson Sonsini Goodrich & Rosati, P.C.
                                    650 Page Mill Road
                                    Palo Alto, California 94304-1050
                                    Attn:   Larry W. Sonsini, Esq.
                                            Herbert P. Fockler, Esq.

        If to the Shareholder:      To the address for notice set forth on the
                                    last page hereof.

        With a copy to:             Cooley Godward LLP
                                    Five Palo Alto Square
                                    3000 El Camino Real
                                    Palo Alto, California  94306-2155
                                    Attn:
                                          -------------------------

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

               7.6 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California (without regard to the principles of conflict of laws thereof).

               7.7 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

               7.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

               7.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

        IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

                     PORTLAND, INC.

                     By:
                        ------------------------------------------------------

                     Title:
                           ---------------------------------------------------

                     SHAREHOLDER:

                     By:   Vobis Microcomputer AG
                           /s/ Willy Weck, /s/ Joachim Gut

                     Shareholder's Address for Notice:


                     ---------------------------------------------------------

                     ---------------------------------------------------------

                     ---------------------------------------------------------

                                     Shares of Common Stock Beneficially Owned:
                     ----------------


                         ***CHICAGO VOTING AGREEMENT***

                                    EXHIBIT A

                                IRREVOCABLY PROXY

        The undersigned shareholder of Chicago, Inc., a California corporation (the "Company"), hereby irrevocably appoints the members of the Board of Directors of Portland, Inc., a Delaware corporation ("PARENT"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of the Company beneficially owned by the undersigned, which shares are listed on the final page of this Proxy (the "SHARES"), and any and al other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement of Merger and Plan of Reorganization dated as of April 15, 1998 (the "MERGER AGREEMENT"), among Parent, [______] Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked. The undersigned hereby agrees that no subsequent proxies will be given.

        The proxy is irrevocable, is granted pursuant to the Voting Agreement dated as of April 15, 1998 between Parent and the undersigned shareholder (the "VOTING AGREEMENT"), and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies names above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the shareholders of the Company, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger.

        The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. The undersigned shareholder may vote the Shares on all other matters.

        Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

        This proxy is irrevocable.

Dated:  [__________], 1998

        Signature of Shareholder:
                                 ----------------

        Print Name of Shareholder:
                                  ---------------

        ----------------  Shares of Common Stock Beneficially Owned


                               ***CHICAGO PROXY***

                            EXHIBIT F TO SCHEDULE 13D

                                IRREVOCABLE PROXY

                                IRREVOCABLY PROXY

        The undersigned shareholder of Chicago, Inc., a California corporation (the "Company"), hereby irrevocably appoints the members of the Board of Directors of Portland, Inc., a Delaware corporation ("PARENT"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of the Company beneficially owned by the undersigned, which shares are listed on the final page of this Proxy (the "SHARES"), and any and al other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement of Merger and Plan of Reorganization dated as of April 15, 1998 (the "MERGER AGREEMENT"), among Parent, [______] Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked. The undersigned hereby agrees that no subsequent proxies will be given.

        The proxy is irrevocable, is granted pursuant to the Voting Agreement dated as of April 15, 1998 between Parent and the undersigned shareholder (the "VOTING AGREEMENT"), and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies names above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the shareholders of the Company, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger.

        The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. The undersigned shareholder may vote the Shares on all other matters.

        Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

        This proxy is irrevocable.

Dated:  [__________], 1998

        Signature of Shareholder:  /s/ Willy Weck

        Print Name of Shareholder:  Vobis Microcomputer AG

        ----------------  Shares of Common Stock Beneficially Owned


                               ***CHICAGO PROXY***

                            EXHIBIT G TO SCHEDULE 13D

                   TERMINATION OF INVESTORS' RIGHTS AGREEMENT

                   TERMINATION OF INVESTORS' RIGHTS AGREEMENT

        WHEREAS, Award Software International, Inc. (the "Company") and the investors set forth in Exhibit A hereto (each an "Investor" and collectively the "Investors") have entered into that certain Investors' Rights Agreement, dated as of January 12, 1996 (the "Agreement").

        WHEREAS, Award Software International, Inc. ("Award") and Phoenix Technologies Ltd. ("Phoenix") will enter into a business combination transaction pursuant to which Phoenix Acquisition Corporation, a wholly owned subsidiary of Phoenix, will merge with and into Award (the "Merger").

        WHEREAS, pursuant to Sections 2.10 and 4.5 of the Agreement, the undersigned Investors, representing a majority of the Registrable Securities (as that term is defined therein) and the Company desire to amend the Agreement to rescind all the rights granted pursuant to Article II and Article III thereof and to terminate the Agreement (the "Termination") as of the closing of the Merger.

        NOW, THEREFORE, the undersigned Investors, representing a majority of the Registrable Securities, and the Company hereby agree to rescind the rights under Article II and Article III of the Agreement and to terminate the Agreement effective upon the closing of the Merger. This Termination may be executed in one or more counterparts, each of which shall constitute an original and all of which shall constitute one instrument.

        IN WITNESS WHEREOF, the undersigned has executed this Termination as of April 15, 1998.

VOBIS MICROCOMPUTER AG                  AWARD SOFTWARE INTERNATIONAL, INC.

By:  /s/ Willy Weck, /s/ Joachim Gut    By:____________________________________

Name:  Willy Weck, Joachim Gut          Name:__________________________________

Title: Chief Financial Officer,         Title:_________________________________
       Member of the Board



VENROCK ASSOCIATES                      VENROCK ASSOCIATES II, L.P

By:____________________________________ By:____________________________________

Name:__________________________________ Name:__________________________________

Title:_________________________________ Title:_________________________________

                                    EXHIBIT A

Venrock Associates

Venrock Associates II, L.P.

Walden Capital Partners II, L.P.

Walden Technology Ventures II, L.P.

Vobis Microcomputer AG

Chailease Venture Capital Co., Ltd.

Koos Venture Capital Co., Ltd.

Chinatrust Venture Capital Co., Ltd.

Hantech Venture Capital Co., Ltd.

Hung Lien Investment


                                      -2-